U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Henslee                              Gregory                 L.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

233 S. Patterson Ave.
--------------------------------------------------------------------------------
                                    (Street)

Springfield                          MO                     65802
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

O'Reilly Automotive, Inc.  (ORLY)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

###-##-####
________________________________________________________________________________
4.   Statement for Month/Year

December 31, 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Co-President
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     8,690(1)       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         Various         J4              625         A               4,486(2)       I         401(k)Plan
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                         0(3)       I         Held in
                                                                                                                          escrow
                                                                                                                          under Per-
                                                                                                                          formance
                                                                                                                          Incentive
                                                                                                                          Plan-1996
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                            $13.91     158(4)       I         Held in
                                                                                                                          escrow
                                                                                                                          under Per-
                                                                                                                          formance
                                                                                                                          Incentive
                                                                                                                          Plan-1997
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                            $22.95     284(5)       I         Held in
                                                                                                                          escrow
                                                                                                                          under Per-
                                                                                                                          formance
                                                                                                                          Incentive
                                                                                                                          Plan-1998
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                            $12.84     778(6)       I         Held in
                                                                                                                          escrow
                                                                                                                          under Per-
                                                                                                                          formance
                                                                                                                          Incentive
                                                                                                                          Plan-1999
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                            Various  2,466(7)       I         By
                                                                                                                          employee
                                                                                                                          stock
                                                                                                                          purchase
                                                                                                                          plan
                                                                                                                          trustee
------------------------------------------------------------------------------------------------------------------------------------
----------

(1) Direct ownership increased by 482 shares that were released in 2000 from the 1996, 1997 and 1998 Performance Incentive Plans Escrow.

(2) 12/31/00 change in computed shares in 401K Plan.

(3) Final release of shares held in escrow for 1996 Performance Incentive Plan took place in 2000. These shares are now reflected in direct ownership (see footnote 1).

(4) The 1997 Performance Incentive Plan award relates to fiscal year 1997, but shares are held in escrow and will not be released until 2001. Shares released in 2000 that pertained to the 1997 Performance Incentive Plan are now reflected in direct ownership (see footnote 1).

(5) The 1998 Performance Incentive Plan award relates to fiscal year 1998, but shares are held in escrow and will not be released until 2001 and 2002. Shares released in 2000 that pertained to the 1998 Performance Incentive Plan are now reflected in direct ownership (see footnote 1).

(6) The 1999 Performance Incentive Plan award relates to fiscal year 1999, but shares are held in escrow and will not be released until 2001, 2002 and 2003. The price reflected is the closing stock price on 12/31/99.

(7) The number of shares in the employee stock purchase plan increased by 912 shares in 2000. These shares are purchased regularly through an established and pre-arranged payroll deduction plan.

====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

                                                                          (Over)
(Form 5-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Employee stock
options with tandem
withholding right                                                               Common
(right to buy)      $21.3125                                 8/5/00(1)  8/4/09  Stock                      50,000    D
------------------------------------------------------------------------------------------------------------------------------------
Employee stock
options with tandem
withholding right                                                               Common
(right to buy)      $18.75                                   8/10/99(1) 8/9/08  Stock                      15,000    D
------------------------------------------------------------------------------------------------------------------------------------
Employee stock
options with tandem
withholding right                                                               Common
(right to buy)      $12.25                                   12/1/98(1) 12/1/07 Stock                      30,000    D
------------------------------------------------------------------------------------------------------------------------------------
----------

(1) The derivative securities disclosed in Table II above are 25% exercisable 1 year after grant; 50% exercisable 2 years after grant; 75% exercisable 3 years after grant; and 100% exercisable 4 years after grant.

====================================================================================================================================

Explanation of Responses:

All share ending balances have been adjusted to reflect 100% stock dividends in the form of two stock splits: July 31, 1997 and November 15, 1999. Payment dates on the dividends were August 31, 1997 and November 30, 1999, respectively.


/s/Gregory L. Henslee                                           02/14/01
---------------------------------------------            -----------------------
Gregory L. Henlsee                                                Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Derivative Securities Codes (Except For Transactions Exempt Pursuant to Rule 16b-3)

     C--Conversion of derivative security

     E--Expiration of short derivative position

     H--Expiration (or cancellation) of long derivative position with value received

     O--Exercise of out-of-the-money derivative security

     X--Exercise of in-the-money or at-the-money derivative security


     Other Section 16(b) Exempt Transaction and Small Acquisition Codes (Except For Rule 16b-3 Codes Above)

     G--Bona fide gift

     L--Small acquisition under Rule 16a-6

     W--Acquisition   or  disposition  by  will  or  the  laws  of  descent  and distribution

     Z--Deposit into or withdrawal from voting trust


     Other Transaction Codes

     J--Other acquisition or disposition (describe transaction)

     K--Transaction in equity swap or instrument with similar characteristics

     U--Disposition pursuant to a tender of shares in a change of control transaction


     To indicate that a holding should have been reported previously on Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). To indicate that a transaction should have been reported on a previous Form 5, place a "5" in Table I, column 3 or Table II, column 4, as appropriate. In addition, the appropriate box on the front page of the form should be checked.

                    FORM 3 OR FORM 4 HOLDINGS OR TRANSACTIONS
                            NOT PREVIOUSLY REPORTED

     To indicate that a holding should have been reported previously on a Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). In addition, the appropriate box on the front page of the form should be checked.


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